

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 10, 2013

Kathleen M. Long
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen Select Tax-Free Income Portfolio 2 (the "Fund")
        File Numbers: 333-185495; 811-06622

Dear Ms. Long:

We have reviewed the registration statement on Form N-2 for the Fund, filed on December 14, 2012. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. The third sentence of the first paragraph on the Cover Page states that "[t]he Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (as defined below under 'Portfolio Contents') in municipal securities and other related investments, the income from which is exempt from regular federal income tax." Because the Fund includes the words "Tax-Free" in its name (as opposed to the term "Municipal"), consistent with rule 35d-1 under the Investment Company Act of 1940, please revise this statement and similar statements elsewhere in the Prospectus and Statement of Additional Information to provide that the Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from federal income tax under both the regular tax rules and the alternative minimum tax rules. The policy must be a fundamental policy. See Investment Company Act Release No. 24828 [66 FR 8509, 8512] (Feb. 1, 2001); Letter to Investment Company Institute, 2001 SEC No-Act. LEXIS 824, at *7 (Dec. 4, 2001).

2. The first sentence of the paragraph under "Portfolio Contents" states that "[u]nder normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments, (i) the income from which is exempt from regular federal income tax, as a fundamental policy, and (ii) that at the time of investment are

rated investment grade quality, as a non-fundamental policy. " Please state in this paragraph that the policy described in (i) (revised in accordance with Comment 1) will require a shareholder vote to change and the policy described in (ii) may not be changed without 60 days' prior notice to shareholders.

Prospectus Summary (Pages 4 – 21)

3.   The first sentence of the second paragraph under "Investment Objectives and Policies" on page 4 states that "[a]s a non-fundamental policy, the Fund seeks to achieve its investment objective by investing in a diversified portfolio of municipal securities at least 80% comprised of investment grade quality securities, the income from which is exempt from regular federal income tax." Similar to Comment 2, please state in an appropriate place in this section that this policy may not be changed without 60 days' prior notice to shareholders.

4.   The first sentence of the third paragraph under "Investment Objectives and Polices" on page 4 states that "[u]nder normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax." Similar to Comment 2, once the statement has been revised in accordance with Comment 1, please state in an appropriate place in this section that this policy will require a shareholder vote to change.

5.   The second to last sentence of the third paragraph under "Investment Objectives and Policies" on page 4 states that "[t]he Fund may invest up to 20% of its Managed Assets in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals." Please clarify in this section that the Fund's investment in these AMT Bonds will not be counted towards meeting the Fund's fundamental investment policy.

6.   The first sentence of the fifth paragraph under "Investment Objectives and Policies" on page 5 states that "[t]he Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal securities that provide for the payment of interest income that is exempt from regular federal income tax." Will the Fund count investments in derivatives towards satisfaction of the 80% requirement of Rule 35d-1 under the 1940 Act? If yes, please confirm that the Fund counts derivatives based on their market value, rather than their notional value.

7.   The third to last sentence of the fifth paragraph under "Investment Objectives and Policies" on page 5 states that the Fund may invest in inverse floating rate securities. Please explain to us how the Fund complies with Section 18 of the 1940 Act with respect to its investments in inverse floating rate securities. If segregation of assets is used, please confirm that the municipal bond contributed by the Fund to the trust as collateral when creating the inverse floating rate security is not used as an asset to cover the Fund's obligation.

8. The first sentence of the sixth paragraph under "Investment Objectives and Policies" on page 6 states that "[t]he Fund also may invest in certain derivative instruments in pursuit of its investment objective." The second sentence states that "[s]uch instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments." Please confirm that the second sentence lists all of the derivatives in which the Fund intends to invest as a principal investment strategy. If the Fund intends to invest in other derivatives as a principal investment strategy, please list these derivatives in this section. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

9. The first sentence of the third paragraph under "Use of Leverage" on page 9 repeats the first sentence of the second paragraph under "Use of Leverage." Please delete one of these two sentences.

10. The first sentence of the fifth paragraph under "Use of Leverage" on page 9 states that "[t]he Fund pays a management fee to NFA (which in turn pays a portion of its fee to the Fund's subadviser, Nuveen Asset Management) based on a percentage of Managed Assets." Please confirm to us that the Fund's management fees will not be based on the notional value of derivatives.

11. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on page 20. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

The Fund's Investments (Pages 27 – 38)

12. The first sentence of the first paragraph under "Investment Policies" on page 28 states that "[u]nder normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax." After revising this sentence in accordance with Comment 1, please clarify in this section that this policy may only be changed by vote of the shareholders (or include a cross-reference to the section where this disclosure is made).

13. The first sentence of the second paragraph under "Investment Policies" on page 28 states that "[a]s a non-fundamental policy, the Fund seeks to achieve its investment objective by investing in a diversified portfolio of municipal securities at least 80% comprised of investment grade quality securities, the income from which is exempt from regular federal income tax." Please state in an appropriate part of this section that this policy may only be changed following 60 days' notice to shareholders.

14. The fifth from last sentence of the second paragraph under "Derivatives" on page 37 states that "[t]he CFTC amendments to Regulation 4.5 will go into effect at the end of the compliance date of December 31, 2012, unless extended by the CFTC." Please update this section to reflect the current status of the rule. Please disclose in this section whether the Fund will comply with amended Regulation 4.5's requirements, or whether NFA or Nuveen Asset Management will register with respect to the Fund as a commodity pool operator with the CFTC.

Plan of Distribution (Pages 54 – 55)

15. The last sentence of the fourth paragraph under "Distribution Through At-the-Market Transactions" on page 54 states that "[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis." Please tell us what is meant by the term "reasonable efforts" basis and how it differs from a "best efforts" basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

Tax Matters (Pages 60 – 61)

16. Please update the third and the eighth paragraphs under "Tax Matters" on pages 60 and 61 (and any other affected paragraphs) to reflect the current state of the federal tax laws.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Techniques (Page 3 - 22)

17. The paragraph under "Total Return Swaps" on page 13 indicates that the Fund may engage in transactions involving total return swaps. When the Fund does engage in transactions involving total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Portfolio Transactions and Brokerage (Page 47)

18. Please either confirm to us that the Fund does not execute any commission based trades or state in this section whether persons acting on behalf of the Fund are authorized to pay a broker a commission in excess of that which another broker might have charged for effecting the same transaction because of the value of brokerage or research services provided by the broker. If applicable, please also explain that research services furnished by brokers through

whom the Fund effects securities transactions may be used by the Adviser in servicing all of its accounts and that not all the services may be used by the Adviser in connection with the Fund; or, if other policies or practices are applicable to the Fund with respect to the allocation of research services provided by brokers, concisely explain the policies and practices. See Instructions 3 and 4 to Item 21.3. of Form N-2.

* * * * * *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comments in this letter in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel